Exhibit 99(b)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC CONSOLIDATED,
A DEBTOR-IN-POSSESSION
EBITDA RECONCILIATION
(millions of dollars)

	Six Months Ended June 30, 2014 (d)	Twelve Months Ended June 30, 2014 (d)
Net loss	$(340)	$(340)
Income tax benefit	(143)	(143)
Interest expense and related charges	219	219
Depreciation and amortization	225	225
EBITDA	$(39)	$(39)
Amortization of nuclear fuel	28	28
Purchase accounting adjustments (a)	6	6
Impairment and write-down of other assets	21	21
EBITDA amount attributable to consolidated unrestricted subsidiaries	(4)	(4)
Unrealized net loss resulting from hedging transactions	193	193
Noncash realized gain on termination of natural gas hedging positions	(117)	(117)
Transition and business optimization costs	3	3
Reorganization items (b)	423	423
Restructuring and other	(1)	(1)
Expenses incurred to upgrade or expand a generation station (c)	20	20
Additional prescribed EBITDA (d)	360	1,160
Expenses related to unplanned generation station outages	19	19
Adjusted EBITDA	$912	$1,712
___________

(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)	Reorganization items includes expenses and income directly associated with the Chapter 11 Cases.

(c)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.

(d)
In accordance with the TCEH DIP Facility agreement, six and twelve months ended June 30, 2014 results are comprised of May and June 2014 actual results plus additional prescribed consolidated EBITDA amounts for fiscal quarters ended September 30, 2013, December 31, 2013 and March 31, 2014 and April 2014.